TO OUR STOCKHOLDERS:


   Mueller's earnings rose 36 percent for the third quarter of 1995 compared with the same quarter of 1994. This is the fifth record quarter in a row and the 15th consecutive quarter of strong earnings performance.

   Earnings for the third quarter of 1995 were $11.6 million, or 60 cents per share, compared to earnings of $8.5 million or 45 cents per share for the same quarter of 1994. Net sales for the third quarter of 1995 totaled $171.5 million compared with sales of $138.0 million for the same quarter of 1994.

   Mueller's sales and earnings for the first three quarters of 1995 were the best ever in our Company's history. However, this reflects only part of the important developments taking place at our Company. Over the past 18 months, we have not only acquired plastic fittings manufacturing operations located in California and Michigan, but we have made significant progress toward implementation of three major internal capital improvement programs. Most companies our size would probably have undertaken only one, or perhaps two such programs at a time. We decided to tackle all of these simultaneously, in order to reduce our costs, accelerate our growth, and provide our customers with the best possible product, availability, and service. We are pleased to report that our copper tube modernization project and our new high-volume copper fittings plant, both in Fulton, Mississippi, should be substantially completed by the end of 1995. The Port Huron, Michigan indirect extrusion press project should be completed shortly thereafter. In addition, the ongoing modernization program at our copper fittings plant in Covington, Tennessee, is on schedule and we should see increasing benefits from this program by mid-1996. Needless to say, we expect to harvest substantial benefits from these capital programs in the years ahead.

   Last month, Mueller declared a two-for-one stock split of our common stock. The stock commenced trading on a post-split basis on October 2, 1995. Accordingly, all per share amounts in this report have been adjusted to reflect the results of this split.

   Also, we recently announced to our employees that our corporate headquarters will be relocated from Wichita, Kansas to Memphis, Tennessee by next spring. This move will place our corporate offices in closer proximity to our manufacturing facilities in Tennessee and Northern Mississippi. To achieve our desired results, our corporate management and staff must be positioned and structured to provide the fullest level of leadership and support to our operating businesses.

   We continue to be optimistic regarding the outlook for future business conditions in the housing industry. Long-term mortgage rates are low by historical standards and this generally translates into increased demand for housing.

Sincerely,

/s/ Harvey L. Karp
Harvey L. Karp
Chairman of the Board


/s/ William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

October 18, 1995

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except share data)
                                                    For the Quarter Ended
                                                September 30,    September 24,
                                                    1995             1994
Net sales                                       $    171,549     $    137,975

Costs and expenses                                   154,519          126,977
                                                 -----------      -----------
Operating income                                      17,030           10,998
Non operating income (expense), net                      (39)           1,035
                                                 -----------      -----------

Income before taxes                                   16,991           12,033
Income tax expense                                     5,386            3,515
                                                 -----------      -----------
Net income                                      $     11,605     $      8,518
                                                 ===========      ===========
Earnings per common
  and common equivalent share:

   Primary                                      $       0.60     $       0.45
                                                 ===========      ===========
   Fully diluted                                $       0.60     $       0.45
                                                 ===========      ===========

                                                  For the Nine-Months Ended
                                                September 30,    September 24,
                                                    1995             1994
Net sales                                       $    524,699     $    395,363

Costs and expenses                                   477,451          366,996
                                                 -----------      -----------
Operating income                                      47,248           28,367
Non operating income (expense), net                       25             (552)
                                                 -----------      -----------

Income before taxes                                   47,273           27,815
Income tax expense                                    14,955            9,337
                                                 -----------      -----------
Net income                                      $     32,318     $     18,478
                                                 ===========      ===========
Earnings per common
  and common equivalent share:

   Primary                                      $       1.69     $       0.92
                                                 ===========      ===========
   Fully diluted                                $       1.68     $       0.92
                                                 ===========      ===========


MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)
                                                September 30,    December 31,
                                                    1995             1994
Assets
Current assets                                  $    206,332     $    183,551
Property, plant and equipment, net                   220,315          196,772
Other assets                                          33,372           50,432
                                                 -----------      -----------
                                                $    460,019     $    430,755
                                                 ===========      ===========
Liabilities and Stockholders' Equity
Current liabilities                             $     81,214     $     67,221
Long-term debt                                        62,727           76,125
Other noncurrent liabilities                          42,576           45,461
                                                 -----------      -----------
   Total liabilities                                 186,517          188,807
                                                 -----------      -----------
Stockholders' equity:
   Common stock                                          200              100
   Paid-in capital, common                           254,056          254,251
   Retained earnings since January, 1991              54,305           21,987
   Cumulative translation adjustments                 (2,322)          (2,832)
   Treasury common stock at cost                     (32,737)         (31,558)
                                                 -----------      -----------
   Total stockholders' equity                        273,502          241,948
                                                 -----------      -----------
                                                $    460,019     $    430,755
                                                 ===========      ===========
Book value per share                            $      15.78     $      13.91
                                                 ===========      ===========






















DIRECTORS AND OFFICERS

DIRECTORS

Harvey L. Karp                    Chairman of the Board
                                  Mueller Industries, Inc.

Robert B. Hodes  (1) (3)          Partner
                                  Willkie Farr & Gallagher

Allan Mactier   (1) (2) (3)       Private Investor

William D. O'Hagan                President and Chief Executive Officer
                                  Mueller Industries, Inc.

Robert J. Pasquarelli (1) (2)     Chief Executive Officer of
                                  New Jersey Steel Corporation


OFFICERS

Harvey L. Karp                    Chairman of the Board

William D. O'Hagan                President and Chief Executive Officer

Earl W. Bunkers                   Executive Vice President and
                                  Chief Financial Officer

Harvey W. Clements                Vice President and General Manager -
                                  Tube Division

John B. Hansen                    Vice President and General Manager-
                                  Fittings Division

William H. Hensley                Vice President, General Counsel
                                  and Secretary

Richard G. Miller                 Vice President and
                                  Chief Information Officer

Lee R. Nyman                      Vice President - Manufacturing/
                                  Management Engineering

James H. Rourke                   Vice President and General Manager -
                                  Industrial Division

Roy C. Harris                     Corporate Controller

Kent A. McKee                     Treasurer and Assistant Secretary


Mueller Industries, Inc./2959 N. Rock Road/Wichita, KS 67226/(316)636-6300

[FN]
(1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Nominating Committee